816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	GILMORE & BELL A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

May 23, 2006

VIA EDGAR

Mr. Daniel Lee
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       EPIQ Systems, Inc.
Registration Statement on Form S-3 filed April 13, 2006
File No. 333-133296

Form 10-K for the year ended December 31, 2005
Definitive Proxy Statement on Schedule 14A filed April 28, 2006
Form 10-Q for the quarter ended March 31, 2006
Form 8-K/A filed on January 30, 2006
Form 8-K filed on February 21, 2006
File No. 0-22081

Dear Mr. Lee:

EPIQ Systems, Inc. has received the staff comment letter dated May 10, 2006, relating to the above-referenced filings. The comment letter requests responses to staff comments on EPIQ Systems’ periodic filings within 10 business days after the date of the comment letter, which is by May 24, 2006. While the company and its advisors have worked diligently in the preparation of responses to each of the staff comments, that process has not been completed. Accordingly, on behalf of EPIQ, we request additional time for the company to respond to comments on its periodic filings. The company presently anticipates that its responses to all comments, including those relating to its periodic filings, will be completed no later than June 14, 2006.

Please contact me at 816-218-7548 if you have any concerns relating to this request for an extension of time.

Very truly yours,

/s/ Richard M. Wright, Jr.

RMW:lcr